SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	Letter to the Buenos Aires Stock Exchange in relation to the cash dividend payment

Buenos Aires, 27 April 2007

Messrs

BOLSA DE COMERCIO DE BUENOS AIRES

25 de Mayo 347 2° piso

Ref.:	Payment of Cash Dividends

The Board of Directors of BBVA BANCO FRANCÉS S.A. announces to its shareholders who are not residents in Argentina, that they may be able to receive the payment in U.S. Dollars for cash dividends due to them in a foreign account which must be specified, in accordance with the advertisement published in the Daily Bulletin of the Buenos Aires Stock Exchange on this date.

The Above announcement signed by the shareholder or the trustee, is to be delivered by 1:00 PM on May 3, 2007 to

BBVA BANCO FRANCÉS S.A.

DMINISTRACIÓN DE OPERACIONES FINANCIERAS

(Financial Transactions Operaciones)

RECONQUISTA 199 7th floor

C1003AAB, BUENOS AIRES, ARGENTINA

ATT. SR MANUEL MANSILLA

indicating beneficiary, number of consignor and depositor with Caja de Valores S.A., or identification in the Registry of Shareholders held by the Registrar: Caja de Valores S.A., foreign bank to which the transfer must be made, account number, reference and any other clarification needed for a correct crediting of the net dividend.

Sincerely yours,

BBVA BANCO FRANCÉS S.A.

Reconquista 199 (C1003ABB) Casilla de Correo 3196 Correo Central (1000) Buenos Aires Argentina

Payment of Cash Dividends

Shareholders are hereby notified that, in accordance with the resolution made by the Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2007, cash dividends will be paid as from May 7, 2007 for an amount of Ps. 90,000,000, equivalent to Ps. 0.190936334515332 per share N/V Ps.1.-, or 19.0936334515332% of capital stock, corresponding to the fiscal year ended December 31, 2006.

The abovementioned distribution is subject to the withholding tax set forth in the Section added after Section 69 of the Income Tax Law, which determines a rate of 35% on the portion of dividends exceeding profits accumulated at the date of such payment established on the basis of the application of the general regulations of such law. We hereby inform that the Bank will previously inquire the AFIP (Argentine Public Revenue Administration) about the applicability of such withholding.

Until the pertinent reply is received, BBVA Banco Francés S.A. shall keep any amounts withheld in an interest bearing account. Any reply received from the AFIP (Argentine Public Revenue Administration) will be duly informed through the Daily Bulletin of the Buenos Aires Stock Exchange (Boletin Diario de la Bolsa de Comercio de Buenos Aires) If pertinent, all shareholders will be duly informed of any amounts withheld plus any interest at their disposal at the Caja de Valores S.A.

Also deducted, if applicable, will be the tax on Personal Property paid in terms of the Section added after Section 25 of Law 25,585. Such tax is calculated by applying a 0.5% rate on the shareholdings of each shareholder who is subject to the said tax, as at December 31 of each year, valuated at their proportional equity value as at the same date.

With reference to the Personal Property Tax, the Bank will proceed to retain this latter tax in respect of all shareholders entitled to the dividend who, having been such shareholders as of December 31, of 2002 and 2006, for those shareholders who have not paid to the Bank by May 3, 2007, the tax amounts determined for each of them.

The Payment of the dividend shall be made through Caja de Valores S.A. at its offices at 25 de Mayo 362, Buenos Aires, from Mondays through Fridays, from 10:00 AM to 3:00 PM, as soon as the information on the net amount to be paid is received from BBVA Banco Francés S.A.

The abovementioned Income Tax withholdings and Personal Property Tax deduction must not in their aggregate exceed the net amount of dividend determined for each shareholder.

BBVA BANCO FRANCÉS S.A.

Reconquista 199 (C1003ABB) Casilla de Correo 3196 Correo Central (1000) Buenos Aires Argentina

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: April 27, 2007	By:	/s/ Marcelo G. Canestri
		Name:	Marcelo G. Canestri
		Title:	Chief Financial Officer